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EXHIBIT 99.1

NORTH AMERICAN PALLADIUM LTD.
(incorporated under the Canada Business Corporations Act)
14,000,000 Units
PURCHASE AGREEMENT

Dated: December 10, 2007

EXECUTION COPY

North American Palladium Ltd.
(incorporated under the Canada Business Corporations Act)
14,000,000 Units

PURCHASE AGREEMENT

December 10, 2007

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated
as Representative of the several Underwriters and the Sub-underwriter
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

        North American Palladium Ltd., a corporation existing under the laws of Canada (the "Company"), confirms its agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A1 hereto (collectively, the "Underwriters," which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom Merrill Lynch is acting as representative (in such capacity, the "Representative"), with respect to (i) the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of units set forth in Schedule A1 hereto (the "Units"), each Unit consisting of one common share, no par value, of the Company (a "Common Share") and one-half of one Common Share purchase warrant (a "Warrant"), (ii) the issue and sale by the Company to the Underwriters in relation to the Pre-Existing Participation Right (as hereinafter defined) of all or any portion of the respective number of Units set forth in Schedule A2 hereto, and (iii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 2,100,000 additional Units to cover overallotments, if any, and all or any part of 700,000 additional Units relating thereto on account of the Pre-Existing Participation Right. Each whole Warrant shall entitle the holder thereof to purchase from the Company one Common Share (a "Warrant Share") for a price of US$5.05 per Warrant Share at any time on or prior to two years from the Closing Time (as hereinafter defined). The Warrants shall be issued pursuant to, and the exercise thereof shall be governed by, the provisions of a warrant indenture (the "Warrant Indenture") to be entered into between the Company, as issuer, and Computershare Trust Company of Canada, as trustee (the "Warrant Trustee"). The Units shall be mandatorily separated after the Closing Time into Common Shares and Warrants. The aforesaid 14,000,000 Units to be purchased by the Underwriters (including all or any part of the additional 4,666,667 Units to be purchased by the Underwriters in relation to the Pre-Existing Participation Right, the "Initial Securities") and all or any part of the 2,100,000 Units subject to the option described in Section 2(b) hereof (including all or any part of the additional 700,000 Units relating thereto on account of the Pre-Existing Participation Right, the "Option Securities") are hereinafter called, collectively, the "Securities." The "Pre-Existing Participation Right" refers to the right held by Kaiser-Francis Oil Company ("KFOC") and IP Synergy Finance Inc. ("IP Synergy"), pursuant to the terms of the securities purchase agreement dated March 24, 2006 between the Company, on the one hand, and KFOC and IP Synergy, on the other hand, relating to the Company's Convertible Notes due 2008, to each subscribe (for so long as any notes are outstanding) at the public offering price for up to 12.5% of the total equity securities being offered by the Company (as amended, the "Securities Purchase Agreement").

        The Company understands that the Underwriters propose to make a public offering of the Securities in the United States and in each of the provinces of Canada and a private placement of the Securities in certain jurisdictions in the European Union, in each case upon the terms set forth in the Disclosure Package (as hereinafter defined) and the Final Prospectuses (as hereinafter defined), as soon as the Representative deems advisable after this Agreement has been executed and delivered.

        The Company has prepared and filed with the securities regulatory authorities (the "Qualifying Authorities") in each of the provinces of Canada (the "Qualifying Jurisdictions") a preliminary short form base shelf prospectus, dated October 31, 2007, in the English and French languages (the "Canadian Preliminary Base Prospectus"), and a final short form base shelf prospectus, dated November 16, 2007, in the English and French languages in respect of up to US$300,000,000 aggregate principal amount of common shares, special shares, debt securities, warrants, share purchase contracts, share purchase or equity units and subscription receipts of the Company (collectively, the "Shelf Securities"). The Company has selected the Ontario Securities Commission (the "Reviewing Authority") as its principal regulator in respect of the offering of the Shelf Securities, and the Reviewing Authority has issued a Mutual Reliance Review System decision document under National Policy 43-201—Mutual Reliance Review System for Prospectuses (an "MRRS Decision Document") on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term "Canadian Base Prospectus" means the final short form base shelf prospectus relating to the Shelf Securities in the English and French languages, as applicable, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as hereinafter defined), at the time the Reviewing Authority issued an MRRS Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101—Short Form Prospectus Distributions and National Instrument 44-102—Shelf Distributions (together, the "Canadian Shelf Procedures"). The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated November 27, 2007, relating to the Securities, which excluded certain pricing information (in the English and French languages, as applicable, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the "Canadian Preliminary Prospectus").

        The Company has prepared and filed with the United States Securities and Exchange Commission (the "Commission") a registration statement on Form F-10 (File No. 333-147126) covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the "1933 Act"). Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable general rules and regulations of the Commission promulgated under the 1933 Act (the "1933 Act Regulations") and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, and including any amendments thereto filed prior to the date and time that this Agreement is delivered by the parties hereto (the "Execution Time"), each in the form heretofore delivered or to be delivered to the Representative, has become effective in such form pursuant to Rule 467(a) under the 1933 Act (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time of the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the "Registration Statement"). The base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement as initially filed with the Commission, is hereinafter called the "U.S. Preliminary Base Prospectus"; the base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement at the Execution Time, is hereinafter called the "U.S. Base Prospectus"; the preliminary prospectus supplement relating to the offering of the Securities, including all documents incorporated therein by reference, filed with the Commission pursuant to General Instruction II.L of Form F-10 under the 1933 Act on November 27, 2007, together with the U.S. Base Prospectus, is hereinafter called the "U.S. Preliminary Prospectus."

        In addition, the Company (i) shall prepare and file with the Qualifying Authorities in accordance with Section 3(a) hereof a final prospectus supplement (in the English and French languages) relating to the Securities, which includes the pricing information omitted from the Canadian Preliminary Prospectus (in the English and French languages, as applicable, together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the "Canadian Final Prospectus"), and (ii) shall prepare and file with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 3(a) hereof the final prospectus supplement relating to the offering of the Securities (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the "U.S. Final Prospectus"). The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are referred to herein as the "Preliminary Prospectuses," and the U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the "Final Prospectuses." Any amendment to the Canadian Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management's discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Securities, where such document is deemed to be incorporated by reference into the Canadian Final Prospectus, is referred to herein collectively as the "Supplementary Material." Any reference herein to any "amendment" or "supplement" to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the 1933 Act Regulations and (ii) any such document so filed.

        The Company understands that a portion of the Securities may be offered and sold in a public offering in the Qualifying Jurisdictions conducted through Merrill Lynch Canada Inc., an affiliate of Merrill Lynch (the "Sub-underwriter"), pursuant to the Canadian Final Prospectus. The Sub-underwriter, subject to the terms and conditions set forth herein, agrees and covenants with the Company to use reasonable efforts to sell the Securities in the Qualifying Jurisdictions. Any Securities so sold will be purchased by the Sub-underwriter from Merrill Lynch at the Closing Time at a price equal to the purchase price as set forth in Schedule B hereto or such purchase price less an amount to be agreed upon by the Sub-underwriter and Merrill Lynch, which amount shall not be greater than the applicable underwriting commission as set forth in Schedule B hereto.

        The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement.

        For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR"). For purposes of this Agreement, all references to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus (as hereinafter defined) and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

        All references in this Agreement to financial statements and other information which is "contained," "included" or "stated" in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be. All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "1934 Act"), which is incorporated by reference in or otherwise deemed by 1933 Act Regulations to be a part of or included in the Registration Statement, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be.

        SECTION 1.    Representations and Warranties.

        (a)    Representations and Warranties by the Company.    The Company represents and warrants to each Underwriter and the Sub-underwriter as of the date hereof, the Applicable Time referred to in Section 1(a)(i) hereof, as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter and the Sub-underwriter, as follows:

                (i)    Eligibility and Compliance with Registration Requirements.    The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction that recognizes the concept of reporting issuer (or equivalent thereof), is not in default in any material respect under the securities laws of any Qualifying Jurisdiction, and is in compliance in all material respects with its timely disclosure obligations under the 1934 Act, Canadian Securities Laws, and the requirements of the American Stock Exchange ("AMEX") and the Toronto Stock Exchange (the "TSX"). The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Company meets the general eligibility requirements for the use of Form F-10 under the 1933 Act. The Reviewing Authority has issued an MRRS Decision Document on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus; subsequent to the issuance of the MRRS Decision Document for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed or transmitted for filing with the Qualifying Authorities, except for any document filed with the Qualifying Authorities subsequent to the date of such MRRS Decision Document in the form heretofore delivered to the Representative. The Registration Statement has become effective pursuant to Rule 467(a) under the 1933 Act; the Company has included in the Registration Statement all information required by the 1933 Act and 1933 Act Regulations to be included in such Registration Statement; subsequent to the effectiveness of the Registration Statement, no other document with respect to the Registration Statement has heretofore been filed or transmitted for filing with the Commission, except for any document filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representative; and no stop order suspending the effectiveness of the Registration Statement and no other order preventing or suspending its use or the use of the U.S. Base Prospectus, the U.S. Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company (including the Securities) has been issued or made by any Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been instituted or are pending or, to the Company's knowledge, are contemplated by any such authority. Any request on the part of the Commission, any Qualifying Authority or any other securities commission, stock exchange or other regulatory authority for additional information in connection with the offering contemplated hereby has been complied with.

                At the time of filing thereof with the Qualifying Authorities and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery): (A) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices and blanket orders or rulings of securities regulatory authorities in such Qualifying Jurisdictions (collectively, the "Canadian Securities Laws"), and (B) the Canadian Preliminary Prospectus and the Canadian Final Prospectus (and any further amendments or supplements thereto, including any Supplementary Material) constituted and will constitute full, true and plain disclosure of all material facts relating to the Securities and the Company, and did not and will not contain a misrepresentation, as defined under Canadian Securities Laws, and did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the time the Registration Statement became effective under the 1933 Act and as of the Execution Time, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery) the U.S. Final Prospectus (and any supplements thereto) will, comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations; at the time the Registration Statement became effective under the 1933 Act, as of the Execution Time and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the Registration Statement did not, and, together with the information set forth on Schedule B hereto, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and when the U.S. Final Prospectus (and any supplement thereto) is first filed in accordance with General Instruction II.L of Form F-10 and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the U.S. Final Prospectus (and any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Preliminary Prospectus conformed and will conform to the Canadian Preliminary Prospectus and the U.S. Final Prospectus conformed and will conform to the Canadian Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission.

                As of the Applicable Time (as defined below), neither (x) any Issuer General Use Free Writing Prospectus (as defined below) issued at or prior to the Applicable Time, the U.S. Preliminary Prospectus and the information included on Schedule B hereto, all considered together (collectively, the "General Disclosure Package"), nor (y) any individual Issuer Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                As used in this subsection and elsewhere in this Agreement:

                "Applicable Time" means 9:00 am (Eastern time) on December 11, 2007 or such other time as agreed by the Company and the Representative.

                "Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433 of the 1933 Act Regulations ("Rule 433"), relating to the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

                "Issuer General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule C hereto.

                "Issuer Limited Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

                Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the issuer notified or notifies the Representative as described in Section 3(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectuses or the Final Prospectuses, including any document incorporated by reference therein that has not been superseded or modified.

                The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Preliminary Prospectuses, the General Disclosure Package, the Final Prospectuses, any Supplementary Material or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by any Underwriter or the Sub-underwriter through the Representative expressly for use therein.

                The U.S. Preliminary Prospectus and the U.S. Final Prospectus delivered or to be delivered to the Underwriters and the Sub-underwriter for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Canadian Preliminary Prospectus and the Canadian Final Prospectus delivered or to be delivered to the Underwriters and the Sub-underwriter for use in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR.

                At the time of filing the Registration Statement and any post-effective amendments thereto, at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405 of the 1933 Act Regulations.

                (ii)   Incorporation of Documents by Reference.    Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied or will comply when so filed and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) in all material respects with Canadian Securities Laws, and did not or will not contain a misrepresentation as defined under Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

                The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act, and the rules and regulations of the Commission under the 1934 Act (the "1934 Act Regulations"), and, when read together with the other information in (A) the U.S. Base Prospectus at the time the Registration Statement became effective, (B) the General Disclosure Package at the Applicable Time, and (C) the U.S. Final Prospectus as of its date and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery), did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                (iii)  Independent Accountants.    KPMG LLP ("KPMG"), who have audited the consolidated financial statements of the Company included or incorporated by reference in the General Disclosure Package and the Final Prospectuses, are independent registered public accountants with respect to the Company within the meaning of the 1933 Act and the 1933 Act Regulations and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Ontario and applicable Canadian Securities Laws.

                (iv)  Financial Statements.    The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Final Prospectuses, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates and for the periods indicated and the consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows for the periods specified; said financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") applied on a consistent basis throughout the periods involved and have been reconciled to generally accepted accounting principles in the United States of America ("U.S. GAAP") in accordance with Item 18 of Form 20-F under the 1934 Act; and said financial statements comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, the 1934 Act and applicable Canadian Securities Laws. The supporting schedules, if any, present fairly in all material respects in accordance with Canadian GAAP, as reconciled to U.S. GAAP, the information required to be stated therein. All disclosures included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses regarding "non-GAAP financial measures" (as such term is defined under Canadian Securities Laws) comply with applicable Canadian Securities Laws. There have been no changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the consolidated financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Final Prospectuses, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and the Subsidiaries (as hereinafter defined) (taken together, as a single enterprise) and except for changes that are disclosed in the General Disclosure Package and the Final Prospectuses.

                (v)   No Material Adverse Change in Business.    Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectuses, except as otherwise stated therein, (A) there has been no material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or any of the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class or series of its share capital.

                (vi)  Good Standing of the Company.    The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and to enter into and perform its obligations under this Agreement, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. A "Material Adverse Effect" means a material adverse effect or a prospective material adverse effect on the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business.

                (vii) Good Standing of Subsidiaries.    Each subsidiary of the Company is listed on Schedule E to this Agreement (each a "Subsidiary" and, collectively, the "Subsidiaries"). Each Subsidiary has been duly organized and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation, has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Final Prospectuses and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the General Disclosure Package and the Final Prospectuses, all of the issued and outstanding share capital of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of any Subsidiary were issued in violation of the preemptive or similar rights of any shareholder of such Subsidiary.

                (viii) Capitalization.    The authorized, issued and outstanding share capital of the Company is as set forth in the General Disclosure Package and the Final Prospectuses under the caption "Description of Share Capital" and in the column entitled "Actual" under the caption "Consolidated Capitalization" (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in General Disclosure Package and the Final Prospectuses or pursuant to the exercise of convertible securities or options referred to in the General Disclosure Package and the Final Prospectuses). All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian securities laws; none of the outstanding shares in the capital of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Except as disclosed in the General Disclosure Package and the Final Prospectuses, the Company does not have any options or warrants to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company's employee benefit plans, and the options or other rights granted thereunder, as set forth in the General Disclosure Package and the Final Prospectuses, accurately and fairly presents the information required to be disclosed with respect to such plans, options and rights. Except as disclosed in the General Disclosure Package and the Final Prospectuses, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company's share capital.

                (ix)  Authorization.    This Agreement has been duly authorized, executed and delivered by the Company. The Warrant Indenture has been duly authorized by the Company and, when duly executed and delivered by the Company (assuming the due authorization, execution and delivery thereof by the Warrant Trustee), will be a legally binding and valid obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and relating to general principles of equity. The Warrant Indenture, when executed and delivered, will conform in all material respects to the description thereof in the General Disclosure Package and the Final Prospectuses.

                (x)   Authorization and Description of Securities.    The Securities to be purchased by the Underwriters from the Company have been duly authorized for issuance, sale and delivery to the Underwriters pursuant to this Agreement; the Warrant Shares have been duly authorized for issuance and delivery to holders of Warrants upon the exercise of such Warrants in accordance with their terms; each of the Common Shares offered hereby, the Warrant Shares and the Warrants, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein (or, in the case of the Warrant Shares, when issued upon exercise of the Warrant in accordance with their terms), will be validly issued and fully paid and non-assessable; the Securities conform to all statements relating thereto contained in the General Disclosure Package and the Final Prospectuses and such description conforms to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability solely by reason of being such a holder; and, except as disclosed in the General Disclosure Package and the Final Prospectuses, the issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

                (xi)  Absence of Defaults and Conflicts.    Neither the Company nor any of the Subsidiaries is in violation of its respective charter or by-laws (or similar constituting document) or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them is bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such violations or defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement or the Warrant Indenture and the consummation of the transactions contemplated herein and therein and in the General Disclosure Package and the Final Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the General Disclosure Package and the Final Prospectuses under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in (a) any violation of the provisions of the charter or by-laws (or similar constituting documents) of the Company or any Subsidiary or (b) any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality, court, domestic or foreign, or stock exchange having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations, except in the case of (b) for such violations that would not result in a Material Adverse Effect. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

                (xii) Absence of Disputes.    No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect. No dispute between the Company and any native group, community group or joint venture partner exists or, to the knowledge of the Company, is threatened or imminent, in each case, that would have a Material Adverse Effect.

                (xiii) Absence of Proceedings.    All actions, suits, proceedings, inquiries or investigations before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary have been disclosed in the Registration Statement, the General Disclosure Package or the Final Prospectuses, other than those actions, suits, proceedings, inquiries or investigations that would not result in a Material Adverse Effect or would not materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject that are not described in the Registration Statement, the General Disclosure Package or the Final Prospectuses, including ordinary routine litigation incidental to the business, would not result in a Material Adverse Effect.

                (xiv) Other Reports and Information; Accuracy of Exhibits.    There are no reports or information that, in accordance with the requirements of the Reviewing Authority or the other Qualifying Authorities or Canadian Securities Laws, must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Reviewing Authority or the other Qualifying Authorities that remain confidential as of the date hereof; there are no documents required to be filed with the Reviewing Authority or the other Qualifying Authorities in connection with the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectuses that have not been filed as required; there are no contracts, documents or other materials required to be described in the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

                (xv) Possession of Intellectual Property.    The Company and the Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, except where the failure to possess or acquire such Intellectual Property would not have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of the Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy would result in a Material Adverse Effect.

                (xvi) Absence of Further Requirements.    No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except (i) such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws and (ii) such as have been obtained or may be required under the Canadian Securities Laws.

                (xvii) Absence of Manipulation.    Neither the Company nor any affiliate (as defined in Rule 501 under the 1933 Act) of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities, the Common Shares or the Warrants.

                (xviii) Possession of Licenses and Permits.    The Company and the Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, provincial, municipal, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances known to the Company, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect.

                (xix) Title to Property.    The Company and the Subsidiaries have good and marketable title to all real property owned by the Company and the Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except (a) such as are described in the General Disclosure Package and the Final Prospectuses or (b) where failure to hold any such title free and clear would not result in a Material Adverse Effect; and all of the property leases and subleases material to the business of the Company and the Subsidiaries, considered as one enterprise, and under which the Company or any of the Subsidiaries holds properties described in the General Disclosure Package and the Final Prospectuses, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the property leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, in each case except where failure to hold any such lease or sublease would not have a Material Adverse Effect.

                (xx) Mining Claims.    All interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other conventional property or property interests or rights or similar rights ("Mining Claims") relating to the Lac des Iles mine (including the Offset High Grade Zone), the Shebandowan West Project and the APP (in each case as defined in the General Disclosure Package and the Final Prospectuses) that are held by the Company or any of the Subsidiaries are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no material royalty is payable in respect of any of them, except, in each instance, as disclosed in the General Disclosure Package and the Final Prospectuses and the title opinions of the Company's legal counsel to be delivered in connection with the offering of Securities. Except as disclosed in the General Disclosure Package and the Final Prospectuses, no other property rights are necessary for the conduct of the Company's business as presently conducted or as proposed to be conducted by the Company as described in the General Disclosure Package and the Final Prospectuses, and there are no material restrictions on the ability of the Company and the Subsidiaries to use or otherwise exploit any such property rights. Except as disclosed in the General Disclosure Package and the Final Prospectuses, the Company has no reason to believe that it will not be able to obtain or acquire such property or other rights as may be necessary to develop and operate (or further develop and operate) the Lac des Iles mine (including the Offset High Grade Zone), the Shebandowan West Project and the APP. Except as disclosed in the General Disclosure Package and the Final Prospectuses, Mining Claims held by the Company or the Subsidiaries cover the properties required by the Company for the purposes described in the General Disclosure Package and the Final Prospectuses.

                (xxi) Mineral Estimates.    Except as disclosed in the General Disclosure Package and the Final Prospectuses, the information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources at the Lac des Iles Mine (including the Offer High Grade Zone), the Shebandowan Project and the APP contained in the General Disclosure Package and the Final Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101—"Standards of Disclosure for Mineral Projects." The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and the Company believes that the projected production and operating results relating to its projects as summarized in the General Disclosure Package and the Final Prospectuses are reasonable.

                (xxii) Investment Company Act.    The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the General Disclosure Package and the Final Prospectuses will not be required, to seek an order permitting registration as an "investment company" under the Investment Company Act of 1940, as amended.

                (xxiii) Environmental Laws.    Except as described in the General Disclosure Package and the Final Prospectuses and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of the Subsidiaries is in violation of any applicable federal, state, provincial, municipal, local or foreign statute, law, rule, regulation, ordinance or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) to the Company's knowledge, the Company and the Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the Company's knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of the Subsidiaries (for the avoidance of doubt, other than the Fisheries Act charges previously disclosed to the Underwriters and the Sub-underwriter) and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of the Subsidiaries relating to Hazardous Materials or any Environmental Laws. To the Company's knowledge after reasonable inquiry, neither the Company nor any of the Subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. From time to time, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

                (xxiv) Registration Rights.    Other than as described in the General Disclosure Package and the Final Prospectuses, there are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Registration Statement or the Canadian Final Prospectus or otherwise registered by the Company under the 1933 Act or qualified for distribution under Canadian Securities Laws.

                (xxv) Disclosure Controls.    The Company and the Subsidiaries maintain disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 of the 1934 Act Regulations, as applicable to the Company, and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109—Certification of Disclosures in Issuer's Annual and Interim Filings; such controls and procedures are effective to provide reasonable assurances that all material information concerning the Company and the Subsidiaries is made known, on a timely basis, to the individuals responsible for the preparation of the Company's filings with the Commission and the Qualifying Authorities, and the Company has made available to counsel for the Underwriters copies of all descriptions of, and all policies, manuals and other documents, if any, promulgating, such disclosure controls and procedures.

                (xxvi) Accounting Controls.    The Company and each of the Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP as reconciled to U.S. GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company's most recent audited fiscal year, there has been (1) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

                (xxvii) Compliance with the Sarbanes-Oxley Act.    There is and has been no failure on the part of the Company or, to the Company's knowledge, any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

                (xxviii) Payment of Taxes.    All United States, Canadian and Finnish federal income tax returns of the Company and the Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. The United States, Canadian and Finnish federal income tax returns of the Company through the fiscal year ended December 31, 2006 have been settled and no assessment in connection therewith has been made against the Company. Each of the Company and the Subsidiaries has filed all other tax returns that are required to have been filed by it pursuant to applicable foreign, state, provincial, municipal, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and the Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. The statements set forth in the General Disclosure Package and the Final Prospectuses under the caption "Income Tax Considerations," insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Securities or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

                (xxix) Taxes.    No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of any Underwriter which is not a resident of Canada in connection with the transactions contemplated by this Agreement) are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax solely by virtue of: (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or the Sub-underwriter or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in this Agreement.

                (xxx) Insurance.    The Company and the Subsidiaries carry or are entitled to the benefits of insurance, with insurers the Company reasonably believes to be reputable, in such amounts and covering such risks as is generally maintained by companies of, to the Company's reasonable belief, established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.

                (xxxi) Statistical and Market-Related Data.    Any statistical, industry and market-related data included in the Registration Statement, the General Disclosure Package and the Final Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the consent to the use of such industry data from such sources, to the extent any such consent is required.

                (xxxii) Minute Books and Corporate Records.    As at the date hereof, the minute books and corporate records of the Company and the Subsidiaries are true and correct and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries, and at the Closing Time will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and the Subsidiaries.

                (xxxiii) Foreign Corrupt Practices Act.    Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

                (xxxiv) OFAC.    Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

                (xxxv) Compliance with Laws.    The Company and the Subsidiaries and, to the Company's knowledge without any further investigation, others who perform services on behalf of the Company or the Subsidiaries in the performance of such services on behalf of the Company or the Subsidiaries, have been and are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, provincial, state, municipal and local laws, rules and regulations, standards, and all applicable rules, policies, ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or AMEX or the TSX, except where the failure to be in compliance or conformity would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice citing action or inaction by the Company or any of the Subsidiaries, or others who perform services on behalf of the Company or the Subsidiaries, that would constitute non-compliance with any applicable U.S., Canadian or foreign federal, provincial, state, municipal or local laws, rules, regulations policies or standards to the extent such non-compliance reasonably would be expected to have a Material Adverse Effect; and, to the knowledge of the Company, other than as set forth in the General Disclosure Package and Final Prospectuses, no prospective change in any applicable U.S., Canadian and foreign federal, provincial, state, municipal, or local laws, rules, regulations or standards has been adopted which, when made effective, would have a Material Adverse Effect.

                (xxxvi) No Broker.    Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any of the transactions contemplated by this Agreement.

                (xxxvii) AMEX Listing; TSX Listing.    The currently issued and outstanding Common Shares are listed on AMEX and the Company is in compliance with all applicable corporate governance requirements set forth in the AMEX Constitution and Rules and all applicable corporate governance and other requirements contained in the listing agreement to which the Company and AMEX are parties, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges. The currently issued and outstanding Common Shares are listed on the TSX and the Company is in compliance with all applicable requirements of the TSX, except where the failure to be in compliance would not reasonably be expected to result in delisting or any suspension of trading or other privileges. AMEX has approved the listing of the Common Shares offered hereby, the Warrant Shares and the Warrants, subject to notice of issuance in the case of the Securities; the TSX has conditionally approved the listing of the Common Shares offered hereby, the Warrant Shares and the Warrants, subject to the Company fulfilling all of the requirements of the TSX before February 1, 2008.

                (xxxviii) Foreign Status.    The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the 1934 Act.

                (xxxix) Non-Arm's Length Transactions.    To the knowledge of the Company, except as disclosed in the General Disclosure Package and the Final Prospectuses, neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm's length with the Company or any such Subsidiary which is required to be disclosed by applicable Canadian Securities Laws.

                (xl)  Relationships with Underwriters and Sub-underwriter.    Neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters or the Sub-underwriter or (ii) intends to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters or the Sub-underwriter.

                (xli) Form 8-A. The Company has filed with the Commission a Form 8-A providing for the registration under the 1934 Act of the Warrants (the "Form 8-A"), and such registration statement has been declared effective by the Commission.

        (b) Officer's Certificates.    Any certificate signed by any officer of the Company or any of the Subsidiaries delivered to the Representative or to counsel for the Underwriters and the Sub-underwriter shall be deemed a representation and warranty by the Company to each Underwriter and the Sub-underwriter as to the matters covered thereby.

        SECTION 2.    Sale and Delivery to Underwriters; Closing.

        (a)    Initial Securities.    On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company at the applicable U.S. or Canadian price per share set forth in Schedule B, (i) the number of Initial Securities set forth in Schedule A1 opposite the name of such Underwriter, and (ii) up to that number of Initial Securities set forth in Schedule A2 opposite the name of such Underwriter (which number shall be determined in advance of the Closing Time in accordance with the terms of the Securities Purchase Agreement), plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the Underwriters as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional Securities.

        (b)    Option Securities.    In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 2,100,000 Units at the applicable U.S. or Canadian price per share set forth in Schedule B (and all or any part of 700,000 Units relating thereto on account of the Pre-Existing Participation Right). The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering overallotments which may be made in connection with the offering and distribution of the Initial Securities (and the corresponding satisfaction of the Pre-Existing Participation Right) upon notice by the Representative to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a "Date of Delivery") shall be determined by the Representative, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A1 opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional Securities.

        (c)    Payment.    Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9, or at such other place as shall be agreed upon by the Representative and the Company, at 8:00 a.m. (Eastern time) on the third business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company (such time and date of payment and delivery being herein called "Closing Time").

        In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company.

        Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company against delivery to the Representative for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter and the Sub-underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Payment to the Company with respect to the Securities the Underwriters have sold or expect to sell in the United States shall be made in U.S. dollars and payment to the Company with respect to Securities the Underwriters or the Sub-underwriter have sold or expect to sell in Canada shall be made in Canadian dollars, as set forth on Schedule B hereto. Merrill Lynch, individually and not as representative of the Underwriters or the Sub-underwriter, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter or the Sub-underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter or the Sub-underwriter from its obligations hereunder.

        (d)    Denominations; Registration.    Deposit Notices for the Units, Common Shares and Warrants issuable in respect of the Initial Securities and the Option Securities, if any, shall be in such denominations and registered in such names as the Representative may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be.

        (e)    Sub-underwriter Notification.    The Sub-underwriter shall notify Merrill Lynch at least 48 hours prior to the Closing Time (or Date of Delivery, as applicable) of the number of the Securities to be sold by the Sub-underwriter in the Qualifying Jurisdictions and, subject to the completion of the purchase of the Securities by Merrill Lynch hereunder, Merrill Lynch agrees to sell to the Sub-underwriter and the Sub-underwriter agrees to purchase from Merrill Lynch, at a price equal to the applicable purchase price set forth in Schedule B hereto or at such purchase price less an amount to be mutually agreed upon between the Sub-underwriter and Merrill Lynch, which amount shall not be greater than the applicable underwriting commission as set forth in Schedule B hereto, such number of the Securities at the Closing Time (or Date of Delivery as applicable).

        SECTION 3.    Covenants of the Company.    The Company covenants with each Underwriter and the Sub-underwriter as follows:

        (a)    Compliance with Securities Regulations and Commission Requests.    The Company, subject to Section 3(b), will prepare the Canadian Final Prospectus in accordance with the Canadian Shelf Procedures and the U.S. Final Prospectus, consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Final Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than 11:00 p.m. on the business day following the Execution Time, and (ii) the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than 7:00 a.m. on the next business day following the filing of the Canadian Final Prospectus with the Reviewing Authority. The Company will prepare a prospectus supplement (in the English and French languages) relating to the Warrant Shares in accordance with the Canadian Shelf Procedures (the "Canadian Warrant Prospectus") and a prospectus supplement relating to the Warrant Shares consisting of the Canadian Warrant Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the "U.S. Warrant Prospectus"), in each case in a form reasonably approved by the Representative, and will file (i) the Canadian Warrant Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to the Canadian Shelf Procedures as soon as possible but not later than the Closing Time, and (ii) the U.S. Warrant Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Closing Time. The Company will notify the Representative immediately, and confirm the notice in writing, (1) when each of the Canadian Final Prospectus and the Canadian Warrant Prospectus shall have been filed with the Qualifying Authorities pursuant to the Canadian Shelf Procedures, (2) when each of the U.S. Final Prospectus and the U.S. Warrant Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (3) prior to the termination of the offering of the Securities, of any request by the Qualifying Authorities to amend or supplement, as applicable, the Canadian Base Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus or any document incorporated by reference therein or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement, as applicable, the U.S. Base Prospectus, the U.S. Final Prospectus, the U.S. Warrant Prospectus or any document incorporated by reference therein or for additional information, (4) of the time when, prior to the termination of the Offering of the Securities, any amendment or supplement, as applicable, to the Canadian Base Prospectus or any document incorporated by reference therein has been filed with or receipted by the Reviewing Authority, or of the filing with, or mailing or the delivery to, the Commission for filing of any amendment of the Registration Statement or supplement to the U.S. Base Prospectus, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending its use or the use of the U.S. Base Prospectus, the Preliminary U.S. Prospectus, the Final U.S. Prospectus, the U.S. Warrant Prospectus or any Issuer Free Writing Prospectus, (6) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities, (7) of the receipt by the Company of any communication from a Qualifying Authority or any other regulatory authority in Canada relating to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus, the offering of the Securities or the listing of the Common Shares offered hereby or Warrants or Warrant Shares on the TSX, (8) of the receipt by the Company of any communication relating to the listing of the Common Shares offered hereby, Warrants or Warrant Shares on AMEX, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the suspension of the trading in any securities of the Company or the initiation or threatening of any proceeding for any of such purposes. The Company will make every reasonable effort to prevent the issuance of any such stop order or the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or suspension, including, if necessary, by filing an amendment to the Registration Statement or the Canadian Base Prospectus or a new registration statement and will make every reasonable effort to have such amendment or new registration statement declared effective or qualified at the earliest possible moment.

        (b)    Filing of Amendments and Exchange Act Documents.    The Company will give the Representative notice of its intention to prepare or file any amendment to the Registration Statement or any amendment or supplement or revision, as applicable, to the U.S. Base Prospectus, the Canadian Base Prospectus, any Issuer Free Writing Prospectus or any Supplementary Material, and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters and the Sub-underwriter shall object, acting reasonably. The Company has given the Representative notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations or Canadian Securities Laws within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters and the Sub-underwriter shall reasonably object.

        (c)    Delivery of Filed Documents.    The Company has furnished or will deliver to the Representative and counsel for the Underwriters and the Sub-underwriter, without charge, copies of the Canadian Preliminary Base Prospectus (in English and French), the Canadian Base Prospectus (in English and French), the Canadian Preliminary Prospectus (in English and French), the Canadian Final Prospectus (in English and French), and any Supplementary Material, approved, signed and certified as required by Canadian Securities Laws, and signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein), the Form F-X and all consents and certificates of experts, and will also deliver to the Representative, without charge and for the benefit of each Underwriter, conformed copies of the Registration Statement as originally filed and each amendment or supplement thereto (without exhibits). The copies of the English and French versions of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material furnished to the Representative and counsel for the Underwriters and Sub-underwriter will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the Registration Statement and each amendment or supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will also deliver to the Representative and counsel for the Underwriters and the Sub-underwriter copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable Canadian Securities Laws.

        (d)    Delivery of Prospectuses.    The Company has delivered to each Underwriter and the Sub-underwriter, without charge, as many commercial copies of the U.S. Preliminary Prospectus and Canadian Preliminary Prospectus (in the English and French languages) as such Underwriter and the Sub-underwriter have reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act and applicable Canadian Securities Laws. The Company will furnish to each Underwriter and the Sub-underwriter, without charge, during the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, such number of copies of the U.S. Final Prospectus and Canadian Final Prospectus (in the English and French languages) and any Issuer Free Writing Prospectus (each as amended or supplemented) as such Underwriter and the Sub-underwriter may reasonably request. The copies of the English and French versions of the Canadian Preliminary Prospectus and the Canadian Final Prospectus furnished to the Underwriters and the Sub-underwriter will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the U.S. Preliminary Prospectus and U.S. Final Prospectus furnished to the Underwriters and the Sub-underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. In addition, the Company will furnish to the Warrant Trustee, without charge, during the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with exercises of Warrants, such number of copies of the U.S. Warrant Prospectus or the Canadian Warrant Prospectus (in the English and French languages), as applicable, as the Warrant Trustee may reasonably request. The copies of the English and French versions of the Canadian Warrant Prospectus furnished to the Warrant Trustee will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the U.S. Warrant Prospectus furnished to the Warrant Trustee will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

        (e)    Continued Compliance with Securities Laws.    The Company will comply with the 1933 Act and the 1933 Act Regulations and the Canadian Securities Laws so as to permit the completion of the distribution of the Securities as contemplated in this Agreement, the General Disclosure Package and the Final Prospectuses. If, at any time prior to the filing of the U.S. Final Prospectus pursuant to General Instruction II.L of Form F-10, any event occurs as a result of which the General Disclosure Package would include any untrue statement of a material fact or would omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made or the circumstances then prevailing, not misleading, the Company will (1) notify promptly the Representative so that any use of the General Disclosure Package may cease until it is amended or supplemented; (2) amend or supplement the General Disclosure Package to correct such statement or omission; and (3) supply any such amendment or supplement to the Representative in such quantities as the Representative may reasonably request. If at any time when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters and the Sub-underwriter or counsel for the Company, to amend the Registration Statement, file a new registration statement or amend or supplement the Final Prospectuses in order that the Final Prospectuses contain full, true and plain disclosure of all material facts relating to the Company and the Securities and contain no misrepresentation (as defined under Canadian Securities Laws) and do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time they are delivered to a purchaser, or if it shall be necessary, in the reasonable opinion of such counsel, at any such time to amend the Registration Statement, file a new registration statement or amend, supplement or revise, as applicable, the U.S. Base Prospectus, the Canadian Base Prospectus or the Final Prospectuses in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations or the Canadian Securities Laws, the Company will promptly (i) prepare and file with the Commission and the Qualifying Authorities, subject to Section 3(b), such amendment, supplement or new registration statement as may be necessary to correct such statement or omission or to effect such compliance, (ii) if applicable, use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in the offering of the Securities, and (iii) furnish to the Underwriters and the Sub-underwriter such number of copies of such amendment or supplement (in the English and French languages, as applicable) as the Underwriters and the Sub-underwriter may reasonably request. If at any time following the issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the General Disclosure Package or the Final Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

        (f)    Blue Sky Qualifications.    The Company will cooperate with the Underwriters in connection with the qualification of the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may reasonably designate and in maintaining such qualifications in effect for so long as required for the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

        (g)    Earnings Statement.    As soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), the Company will make generally available to its security holders and to the Representative an earnings statement or statements of the Company and the Subsidiaries which will satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act.

        (h)    Use of Proceeds.    The Company will use the net proceeds received by it from the sale of the Securities substantially in accordance with the description set forth in the General Disclosure Package and the Final Prospectuses under "Use of Proceeds."

        (i)    Listing.    The Company will use its reasonable best efforts to effect and maintain the listing of the Common Shares offered hereby, the Warrant Shares and the Warrants on AMEX and the TSX until, in the case of the Warrants, the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company's obligations under the Warrant Indenture).

        (j)    Registration of Warrant Shares.    The Company shall use its reasonable best efforts during the term of the Warrants to maintain the effectiveness of the registration of the issuance and sale of the Warrant Shares, and shall take such other action to ensure that Warrant Shares shall not be subject to restrictions on resale under the 1933 Act by persons that are not affiliates of the Company (provided, however, that nothing shall prevent the amalgamation, merger or sale of the Company, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company's obligations under the Warrant Indenture).

        (k)    Restriction on Sale of Securities.    During a period of 90 days from the date of the Final Prospectuses, the Company will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the 1933 Act or a prospectus under applicable Canadian Securities Laws with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Final Prospectuses or (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Company referred to in the General Disclosure Package and the Final Prospectuses. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed in this clause (j) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        (l)    Reporting Requirements.    During the period when a prospectus is required by the 1933 Act, the 1933 Act Regulations or applicable Canadian Securities Laws to be delivered in connection with sales of the Securities, the Company will file all documents required to be filed with (A) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder, and (B) the Qualifying Authorities in accordance with applicable Canadian Securities Laws.

        (m)    Translation Opinions.    The Company shall cause Stikeman Elliott LLP to deliver to the Underwriters and the Sub-underwriter customary opinions, dated the date of the filing of the French language versions of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to the effect that the French language version of each such prospectus, together with each document incorporated by reference therein, is in all material respects a complete and proper translation of the English language versions thereof (other than the financial statements and other financial data contained therein and subject to the qualifications contained in the translation opinion(s) delivered in connection with the Canadian Preliminary Base Prospectus). The Company shall cause Stikeman Elliott LLP to deliver to the Underwriters and the Sub-underwriter similar opinions as to the French language translation of any information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters and the Sub-underwriter, prior to the filing thereof with the Qualifying Authorities.

        (n)    Translation Opinions—Financial Statements.    The Company shall cause KPMG LLP to deliver to the Underwriters and the Sub-underwriter customary opinions, dated the date of the filing of the French language versions of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, to the effect that the financial statements and other financial data contained in the French language version of each such prospectus, together with each document incorporated therein by reference, is in all material respects a complete and proper translation of the English language versions thereof. The Company shall cause KPMG LLP to deliver to the Underwriters and the Sub-underwriter similar opinions as to the French language translation of any financial information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters and the Sub-underwriter, prior to the filing thereof with the Qualifying Authorities.

        (o)    Issuer Free Writing Prospectuses.    The Company agrees that, unless it obtains the prior consent of the Representative, and each Underwriter and the Sub-underwriter represents and agrees that, unless it obtains the prior consent of the Company and the Representative, it has not made and will not make any offer relating to the Securities that would constitute an "issuer free writing prospectus," as defined in Rule 433, or that would otherwise constitute a "free writing prospectus," as defined in Rule 405 under the 1933 Act, required to be filed with the Commission; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer General Use Free Writing Prospectuses included in Schedule C hereto. Any such free writing prospectus consented to by the Company and the Representative is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an "issuer free writing prospectus," as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping.

        SECTION 4.    Payment of Expenses.

        (a)    Expenses.    The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits and the Form F-X) as originally filed and of each amendment thereto, the U.S. Preliminary Base Prospectus, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the U.S. Warrant Prospectus, any Issuer Free Writing Prospectus, the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Warrant Prospectus and any amendments or supplements to any of them (including any Supplementary Material), and the cost of printing and furnishing copies thereof to the Underwriters and the Sub-underwriter, (ii) the preparation, printing and delivery to the Underwriters and the Sub-underwriter of this Agreement, any Agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the Warrant Indenture, any certificates for the Common Shares offered hereby and the Warrants to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters and the Sub-underwriter, (iv) the fees and disbursements of the Warrant Indenture Trustee, the Company's Canadian and U.S. counsel, accountants, technical experts and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of any blue sky survey and any supplement thereto, (vi) the printing (or reproduction) and delivery (including postage, freight charges and charges for counting and packaging) to the Underwriters and the Sub-underwriter and the Warrant Trustee, as applicable, of copies of the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, the U.S. Warrant Prospectus, the Canadian Warrant Prospectus, any Issuer Free Writing Prospectus and any amendments or supplements thereto (including any Supplementary Material) and any costs associated with electronic delivery of any of the foregoing by the Underwriters and the Sub-underwriter and the Warrant Trustee to investors or shareholders, (vii) the preparation, printing and delivery to the Underwriters of copies of any blue sky survey and any supplement thereto, (viii) the fees and expenses of any transfer agent or registrar for the Common Shares, (ix) the costs and expenses of the Company relating to investor presentations or any "road show" undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show and (x) the fees and expenses incurred in connection with the listing of the Common Shares offered hereby, the Warrant Shares and the Warrants on AMEX and the TSX.

        (b)    Termination of Agreement.    If this Agreement is terminated by the Representative in accordance with the provisions of Section 5(r) or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters and the Sub-underwriter for all of their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of U.S. and Canadian counsel for the Underwriters and the Sub-underwriter.

        SECTION 5.    Conditions of Underwriters' Obligations.    The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any Subsidiary delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

        (a)    Canadian Filings.    Each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus shall have been filed with the Qualifying Authorities and a MRRS Decision Document shall have been issued by the Reviewing Authority on behalf of the Qualifying Authorities relating to the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus, respectively. The Canadian Preliminary Prospectus shall have been filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures. The Canadian Final Prospectus and Canadian Warrant Prospectus shall have been filed with the Qualifying Authorities within the applicable time period prescribed hereby and in accordance with the Canadian Shelf Procedures; all other steps or proceedings shall have been taken that may be necessary in order to qualify the Securities for distribution to the public in each of the Qualifying Jurisdictions; and no order suspending the distribution of the Securities shall have been issued by any of the Qualifying Authorities and no proceedings for that purpose shall have been instituted or threatened, and any request on the part of any Qualifying Authority for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Sub-underwriter.

        (b)    U.S. Filings.    The Registration Statement shall be effective and the U.S. Preliminary Prospectus shall have been filed with the Commission in accordance with General Instruction II.L of Form F-10. Each of the U.S. Final Prospectus and the U.S. Warrant Prospectus shall have been filed with the Commission within the applicable time period prescribed hereby, and in accordance with General Instruction II.L of Form F-10; no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Sub-underwriter.

        (c)    Opinion of Canadian Counsel for Company.    At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of Stikeman Elliott LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, acting reasonably, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter to the effect set forth in Exhibit A and to such further effect as counsel to the Underwriters and the Sub-underwriter may reasonably request. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

        (d)    Opinion of United States Counsel for the Company.    At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Stikeman Elliott LLP, each United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, acting reasonably, together with signed or reproduced copies of such opinions for each of the Underwriters and the Sub-underwriter to the effect set forth in Exhibit B1 and Exhibit B2 and to such further effect as counsel to the Underwriters and the Sub-underwriter may reasonably request. Such counsel may also state that, insofar as such opinions involve factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

        (e)    Opinion of Canadian Counsel for the Underwriters and the Sub-underwriter.    At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter, in form and substance satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

        (f)    Opinion of United States Counsel for the Underwriters and the Sub-underwriter. At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter, in form and substance satisfactory to the Representative. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and the Subsidiaries and certificates of public officials.

        (g)    Title Opinions.    At the Closing Time, the Representative shall have received favorable opinions, dated as of such date and addressed to the Underwriters and the Sub-underwriter, (A) from CHEADLES LLP with respect to the ownership of the Mining Claims in respect of the Lac des Iles Mine, (B) from CHEADLES LLP with respect to the ownership of the Mining Claims in respect of the Shebandowan Project, and (C) from LMR LLP with respect to the ownership of the Mining Claims in respect of the APP, in each case in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, acting reasonably, and together with signed or reproduced copies of such opinions for each of the Underwriters and the Sub-underwriter.

        (h)    Finnish Subsidiary Opinions.    At the Closing Time, the Representative shall have received the favorable opinion, dated as of such date, of local Finnish counsel, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter, in form and substance satisfactory to the Representative, to the effect that each of North American Palladium Arctic Services Oy, North American Palladium Finland Oy and Gold Fields Arctic Platinum Oy (together, the "Finish Subsidiaries") has been duly incorporated and is validly existing as a corporation in good standing under the laws of Finland; all of the issued and outstanding capital stock of each Finnish Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned, directly or indirectly, by the Company free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and the Company is duly qualified as a foreign corporation to transact business in, and is in good standing under the laws of, Finland.

        (i)    Officers' Certificate.    At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the General Disclosure Package and the Final Prospectuses, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the President and Chief Executive Officer of the Company and of the Vice President, General Counsel and Corporate Secretary of the Company, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission, and (v) no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are threatened by any Qualifying Authority.

        (j)    Accountant's Comfort Letter (1).    At the Execution Time, the Representative shall have received from KPMG LLP a letter dated such date, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such letter for each of the Underwriters and the Sub-underwriter, containing statements and information of the type ordinarily included in accountants' "comfort letters" to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the General Disclosure Package.

        (k)    Accountant's Comfort Letter (2).    At the Closing Time, the Representative shall have received from KPMG LLP a letter dated such date, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, together with signed or reproduced copies of such letter for each of the Underwriters and the Sub-underwriter, containing statements and information of the type ordinarily included in accountants' "comfort letters" to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the Final Prospectuses.

        (l)    Approval of Listing.    At the date of this Agreement, the Common Shares offered hereby, the Warrant Shares and the Warrants shall have been (A) listed and admitted and authorized for trading on AMEX, and (B) conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary listing conditions on or before February 1, 2008, and in each case satisfactory evidence of such actions shall have been provided to the Representative.

        (m)    Lock-up Agreements.    At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit C hereto signed by the persons listed on Schedule D hereto.

        (n)    Warrant Indenture.    At the Closing Time, the Warrant Indenture shall have been duly authorized by the Company and duly executed and delivered by each of the Company and the Warrant Trustee.

        (o)    Agent for Service.    Prior to the Closing Time, the Company shall have furnished to the Representative satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 11 hereof and pursuant to section 1.8 of the Warrant Indenture, and satisfactory evidence of CT Corporation System accepting its appointment as such agent.

        (p)    Conditions to Purchase of Option Securities.    In the event that the Underwriters and the Sub-underwriter exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company and any Subsidiary hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

                (i)    Officers' Certificate.    A certificate, dated such Date of Delivery, of the President and Chief Executive Officer of the Company and of the Vice President, General Counsel and Corporate Secretary of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(i) hereof remains true and correct as of such Date of Delivery.

                (ii)   Opinion of Canadian Counsel for Company.    The favorable opinion of Stikeman Elliott LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, acting reasonably, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

                (iii)  Opinion of United States Counsel for Company.    The favorable opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriter, acting reasonably, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

                (iv)  Opinion of Canadian Counsel for the Underwriters and the Sub-underwriter.    The favorable opinion of Davies Ward Phillips & Vineberg LLP, counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(e) hereof.

                (v)   Opinion of United States Counsel for the Underwriters and the Sub-underwriter.    The favorable opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(f) hereof.

                (vi)  Title Opinions.    The favorable opinion of each of CHEADLES LLP and LMR LLP, dated such Date of Delivery, to the same effect as the opinions required by Section 5(g) hereof.

                (vii) Finish Subsidiary Opinion.    The favorable opinion of local Finnish counsel, dated such Date of Delivery, to the same effect as the opinion required by Section 5(h) hereof.

                (viii) Bring-down Comfort Letter.    A letter from KPMG LLP, in form and substance satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section 5(k) hereof, except that the "specified date" in the letter furnished pursuant to this paragraph shall be a date not more than three days prior to such Date of Delivery.

        (q)    Additional Documents.    At the Closing Time and at each Date of Delivery counsel for the Underwriters and the Sub-underwriter shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and counsel for the Underwriters and the Sub-underwriter.

        (r)    Termination of Agreement.    If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters and the Sub-underwriter to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company at any time at or prior to the Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

        SECTION 6.    Indemnification.

        (a)    Indemnification of the Underwriters and the Sub-underwriter.    The Company agrees to indemnify and hold harmless each Underwriter, the Sub-underwriter, and their respective affiliates, as such term is defined in Rule 501(b) under the 1933 Act (each, an "Affiliate"), their respective selling agents and each person, if any, who controls any Underwriter or the Sub-underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

                (i)    against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in U.S. Preliminary Base Prospectus, the Canadian Preliminary Base Prospectus, the U.S. Base Prospectus, the Canadian Base Prospectus, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any misrepresentation (as defined under Canadian Securities Laws), contained therein;

                (ii)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or any such misrepresentation; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

                (iii)  against any and all expense whatsoever, as incurred (including the fees and disbursements of Canadian and U.S. counsel chosen by Merrill Lynch), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or any such misrepresentation, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter or the Sub-underwriter through Merrill Lynch expressly for use in the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus (or in any amendment thereof or supplement thereto, including any Supplementary Material).

        (b)    Indemnification of Company, Directors and Officers.    Each Underwriter and the Sub-underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, the Preliminary Prospectuses, the Final Prospectuses, any Issuer Free Writing Prospectus (or in any amendment or supplement thereto, including any Supplementary Material) in reliance upon and in conformity with written information furnished to the Company by such Underwriter or the Sub-underwriter through Merrill Lynch expressly for use therein.

        (c)    Actions against Parties; Notification.    Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

        (d)    Settlement without Consent if Failure to Reimburse.    If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

        SECTION 7.    Contribution.    If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters and the Sub-underwriter on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters and the Sub-underwriter on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

        The relative benefits received by the Company on the one hand and the Underwriters and the Sub-underwriter on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting commission received by the Underwriters and the Sub-underwriter, in each case as set forth on the cover of the Final Prospectuses, bears to the aggregate initial public offering price of the Securities as set forth on the cover of the Final Prospectuses.

        The relative fault of the Company on the one hand and the Underwriters and the Sub-underwriter on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact or misrepresentation relates to information supplied by the Company or by the Underwriters and the Sub-underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

        The Company, the Underwriters and the Sub-underwriter agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters and the Sub-underwriter were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

        Notwithstanding the provisions of this Section 7, neither any Underwriter nor the Sub-underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter or Sub-underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission or misrepresentation.

        No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

        For purposes of this Section 7, each person, if any, who controls an Underwriter or the Sub-underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter's and the Sub-underwriter's Affiliates and selling agents shall have the same rights to contribution as such Underwriter and Sub-underwriter, as the case may be, and each director of the Company, each officer of the Company who signed the Registration Statement or the Canadian Preliminary Prospectus or the Canadian Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A1 hereto and not joint. The Sub-underwriter's obligation to contribute pursuant to this Section 7 is in proportion to the number of Initial Securities it purchased from Merrill Lynch.

        SECTION 8.    Representations, Warranties and Agreements to Survive.    All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of the Subsidiaries submitted pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or the Sub-underwriter or their respective Affiliates or selling agents, any person controlling any Underwriter or the Sub-underwriter, their respective officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Securities.

        SECTION 9.    Termination of Agreement.

        (a)    Termination; General.    The Representative may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the Execution Time or since the respective dates as of which information is given in the General Disclosure Package or the Final Prospectuses, any material adverse change or development involving a prospective material adverse change in the condition, financial or otherwise, or in the earnings or business affairs of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada or in the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in the United States, Canadian or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, AMEX or the TSX, or if trading generally on the TSX, AMEX or the New York Stock Exchange or the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, any Qualifying Authority or any other securities commission or securities regulatory authority in Canada, the Financial Industry Regulatory Authority, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, or (v) if a banking moratorium has been declared by either United States federal, New York state or Canadian federal authorities.

        (b)    Liabilities.    If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

        SECTION 10.    Default by One or More of the Underwriters.    If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters or the Sub-underwriter, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

                (i)    if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

                (ii)   if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery, shall terminate without liability on the part of any non-defaulting Underwriter or the Sub-underwriter or the Company.

        No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

        In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the Representative or the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days to the extent such delay is necessary to effect any required changes in the Registration Statement, the Final Prospectuses or in any other material documents. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this Section 10.

        SECTION 11.    Agent for Service; Submission to Jurisdiction; Waiver of Immunities.    By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any U.S. federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the jurisdiction of any New York state or U.S. federal court located in the Borough of Manhattan, the City of New York, New York, in any suit or proceeding arising out of or related to this Agreement, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to General Counsel at Suite 2116, 130 Adelaide Street West, Toronto, ON M5H 3P5), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

        SECTION 12.    Tax Disclosure.    Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term "tax treatment" is the purported or claimed United States federal or Canadian federal income tax treatment of the transactions contemplated hereby, and the term "tax structure" includes any fact that may be relevant to understanding the purported or claimed United States federal or Canadian federal income tax treatment of the transactions contemplated hereby.

        SECTION 13.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative at 4 World Financial Center, New York, New York 10080, attention of Global Origination Counsel; notices to the Company shall be directed to it at Suite 2116, 130 Adelaide Street, Toronto, Ontario, M5H 3P5, attention of General Counsel.

        SECTION 14.    No Advisory or Fiduciary Relationship.    The Company acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters and the Sub-underwriter, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter and the Sub-underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter or Sub-underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or any Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter or the Sub-underwriter has advised or is currently advising the Company on other matters) and no Underwriter or the Sub-underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters, the Sub-underwriter and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters and the Sub-underwriter have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

        SECTION 15.    Parties.    This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Sub-underwriter and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Sub-underwriter and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Sub-underwriter and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter or the Sub-underwriter shall be deemed to be a successor by reason merely of such purchase.

        SECTION 16.    GOVERNING LAW.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

        SECTION 17.    TIME.    TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

        SECTION 18.    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

        SECTION 19.    Effect of Headings.    The Section headings herein are for convenience only and shall not affect the construction hereof.

        SECTION 20.    Judgment Currency.    In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States or Canadian dollars, the Company will indemnify each Underwriter and the Sub-underwriter against any loss incurred by such Underwriter or the Sub-underwriter as a result of any variation as between (i) the rate of exchange at which the United States or Canadian dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter or the Sub-underwriter is able to purchase United States or Canadian dollars with the amount of Judgment Currency actually received by such Underwriter or the Sub-underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States or Canadian dollars.

        If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Sub-underwriter and the Company in accordance with its terms.

Very truly yours,
NORTH AMERICAN PALLADIUM LTD.
By:	/s/ JAMES D. EXCELL Name: James D. Excell Title: President and Chief Executive Officer
By:	/s/ TRENT C.A. MELL Name: Trent C.A. Mell Title: Vice President, General Counsel and Corporate Secretary

CONFIRMED AND ACCEPTED, as of the date first above written:
MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
and
MERRILL LYNCH CANADA INC., as Sub-underwriter
By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By	/s/ GREG FOURNIER Authorized Signatory
By:	BMO NESBITT BURNS INC.
By	/s/ JASON NEAL Authorized Signatory
By:	HSBC (SECURITIES) CANADA INC.
By	/s/ BRENT LARKAN Authorized Signatory
By:	UBS SECURITIES CANADA INC.
By	/s/ DAVID SHAVER Authorized Signatory

SCHEDULE A1

Name of Underwriter	Number of Initial Securities
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8,960,000
BMO Nesbitt Burns Inc.	1,680,000
HSBC Securities (Canada) Inc.	1,680,000
UBS Securities Canada Inc.	1,680,000

Total	14,000,000

Sch A

SCHEDULE A2

Name of Underwriter	Number of Initial Securities— Pre-Existing Participation Right
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,986,667
BMO Nesbitt Burns Inc.	560,000
HSBC Securities (Canada) Inc.	560,000
UBS Securities Canada Inc.	560,000

Total	4,666,667

Sch A

SCHEDULE B

[PRICING INFORMATION]

Issue Price	US$4.00 per Unit (Cdn$4.04 per Unit)
Number of Units	14,000,000
Warrant Exercise Price	US$5.05
Underwriters' Commission	6% (2.4% in relation to the Pre-Existing Participation Right)
Expected Closing Date	December 13, 2007

Sch B - 1

Sch B - 1

SCHEDULE C

[LIST OF ISSUER GENERAL USE FREE WRITING PROSPECTUSES]

None

Sch C - 1

SCHEDULE D

[LIST OF PERSONS/ENTITIES EXECUTING LOCK-UP LETTERS]

Kaiser-Francis Oil Company
Steven R. Berlin
C. David A. Comba
Andre J. Douchane
Robert J. Quinn
Gregory J. Van Staveren
William J. Weymark
James D. Excell
G. Fraser B. Sinclair
Trent C.A. Mell
David Passfield
Michael C. Thompson

Sch D - 1

SCHEDULE E

[LIST OF SUBSIDIARIES]

Lac des Iles Mines Ltd.
North American Palladium Arctic Services Oy
North American Palladium Finland Oy

Sch E - 1

Exhibit A

FORM OF OPINION OF COMPANY'S CANADIAN COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(c)

1.
Each of the Company and Lac des Iles Mines Ltd. (the "Canadian Subsidiary") has been incorporated and is existing as a corporation under the laws of its jurisdiction of incorporation.

2.
Each of the Company and the Canadian Subsidiary has all necessary corporate power to own, lease and operate its properties and to conduct its business as described in the Preliminary Prospectuses and the Final Prospectuses and to enter into and perform its obligations under the Purchase Agreement and the Warrant Indenture.

3.
The authorized, issued and outstanding share capital of the Company is, as at the respective dates of the Preliminary Prospectuses and the Final Prospectuses, as set forth in such documents under the caption "Description of Share Capital" and in the column entitled "Actual" under the caption "Capitalization" (except for subsequent issuances, if any, pursuant to the Purchase Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Preliminary Prospectuses and the Final Prospectuses or pursuant to the exercise of convertible securities or options referred to in the Preliminary Prospectuses and the Final Prospectuses).

4.
All necessary corporate action has been taken by the Company to authorize the Common Shares and Warrants for issuance, sale and delivery to the Underwriters pursuant to the Purchase Agreement and, the Common Shares when issued and delivered by the Company pursuant to the Purchase Agreement against payment of the consideration set forth in the Purchase Agreement, will be validly issued and fully paid and non-assessable.

5.
All necessary corporate action has been taken by the Company to reserve for issuance the Warrant Shares, and, when issued and delivered by the Company pursuant to the Warrant Indenture upon exercise and against payment of the consideration set forth in the Warrant Indenture, the Warrant Shares will be validly issued and fully paid and non-assessable.

6.
The authorized share capital of the Canadian Subsidiary consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, of which 6,402 common shares are outstanding and all of which were issued as fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

7.
The provisions of the Canada Business Corporations Act (the "CBCA") under which the Company exists provide that shares issued by a corporation are non-assessable and the holders are not liable to the corporation or to its creditors in respect thereof and that, generally, shareholders of a corporation are not, as shareholders, liable for any liability, act or default of the corporation except in the circumstances prescribed under the CBCA.

8.
Each of the Purchase Agreement and the Warrant Indenture has been duly authorized and, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, has been duly executed and delivered by the Company.

9.
A final Mutual Reliance Review System Decision Document has been obtained in respect of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Reviewing Authority on behalf of itself and the other Qualifying Authorities and all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of each of the Qualifying Jurisdictions to qualify the distribution of the Securities to the public in each of the Qualifying Jurisdictions through registrants registered under applicable securities laws (including related and applicable regulations, policies and rules) of the Qualifying Jurisdictions who have complied with the applicable provisions of such securities laws.

10.
The issue, sale and delivery by the Company of the Warrant Shares, when issued in accordance with the terms and conditions of the Warrants, will be exempt from the prospectus and registration requirements of Canadian Securities Laws applicable in the Qualifying Jurisdictions, provided that no commission or other remuneration is paid or given to others in respect of such issuance and delivery, except for ministerial, administrative or professional services, or for services performed by a registered dealer, subject to customary qualifications.

11.
The documents incorporated by reference in the Preliminary Prospectuses and Final Prospectuses as amended or supplemented (other than the financial statements and supporting schedules and accompanying management's discussion and analysis included therein or omitted therefrom, as to which such counsel expresses no opinion, and in the case of the Revised Annual Information Form, dated June 4, 2007, as so supplemented by the disclosure in the Final Prospectuses), when they were filed with the Qualifying Authorities, complied as to form in all material respects to the formal requirements of the securities laws, rules and regulations of each Qualifying Jurisdiction.

12.
The Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Warrant Prospectus and any Supplementary Material in connection with the offering of the Securities (other than the financial statements and supporting schedules and accompanying management's discussion and analysis included therein or omitted therefrom, as to which such counsel need express no opinion) comply as to form in all material respects to the requirements, including the Canadian Shelf Procedures, of the securities laws, rules and regulations of each Qualifying Jurisdiction.

13.
The form of certificate used to evidence each of the Common Shares and the Warrants has been approved and adopted by the Company and complies with all applicable statutory requirements, with any applicable requirements of the charter and by-laws of the Company, with the provisions of the Canada Business Corporations Act relating thereto and the applicable requirements of the Toronto Stock Exchange for such certificates.

14.
The Company is a "reporting issuer" under the securities legislation of each Canadian province that recognizes the concept of reporting issuer and is not on the list of defaulting issuers maintained under such legislation, if any.

15.
The Toronto Stock Exchange has conditionally approved the listing of all of the Common Shares, the Warrant Shares and the Warrants, subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

16.
To the best of such counsel's knowledge, no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Common Shares, Warrants or Warrant Shares has been issued by any securities regulatory authority in the Qualifying Jurisdictions and no proceedings for that purpose have been instituted or are pending or contemplated.

17.
The statements in the Preliminary Prospectuses and the Final Prospectuses, as the case may be, under the captions "Description of Share Capital", "Details of the Offering", "Income Tax Considerations—Canadian Federal Income Tax Considerations", "Statutory Rights of Withdrawal and Rescission", "Description of Debt Securities—Enforceability of Judgments", "Enforceability of Civil Liabilities" and "Eligibility for Investment" and in the Registration Statement under "Part II—Information Not Required to Be Delivered to Offerees or Purchasers—Indemnification" have been reviewed by such counsel and fairly summarize the matters under such headings. All descriptions in the Preliminary Prospectuses and Final Prospectuses of Canadian statutes and regulations are fair summaries of the matters discussed therein.

18.
To such counsel's knowledge, the Company is not in violation of its articles of incorporation or by-laws.

19.
The execution, delivery and performance of each of the Purchase Agreement and the Warrant Indenture and the consummation of the transactions contemplated in the Purchase Agreement, the Warrant Indenture, the Registration Statement, the Preliminary Prospectuses and the Final Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Preliminary Prospectuses and the Final Prospectuses under the caption "Use of Proceeds") and compliance by the Company with its obligations under the Purchase Agreement and the Warrant Indenture do not and will not, whether with or without the giving of notice or lapse of time or both, (a) conflict with or constitute a material breach of, or default or Repayment Event (as defined in Section 1(a)(xi) of the Purchase Agreement) under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, any agreement, indenture or instrument listed on Schedule I hereto, or (b) result in any violation of (i) the articles of incorporation or bylaws or similar organizational documents of the Company or any subsidiary, (ii) any resolutions of the board of directors (or any committee thereof) or the shareholders of the Company contained in the minute books of the Company provided to such counsel, or (iii) any material law of general application in the Province of Ontario or any law of general application in Canada to which the Company or any subsidiary or any of their respective properties, assets or operations is subject. The review undertaken for the purpose of giving the opinion in the preceding clause (i) has been limited to identifying conflicts on the face of the documents listed on Schedule I that would be apparent to us as legal professionals and no further steps have been taken, such as the making of calculations or the testing of financial or other similar matters. No further consents, approvals, authorizations from or filings with any court, regulatory body or administrative agency or other governmental agency or body, other than those that have been validly obtained and continue in effect, are required for the Company's execution, delivery or performance of the Purchase Agreement or the Warrant Indenture or the consummation of the transactions contemplated by the Purchase Agreement or the Warrant Indenture, other than any continuous disclosure filings required to be made by the Company pursuant to applicable Canadian Securities Laws.

20.
To such counsel's knowledge, except as described in the Preliminary Prospectuses and the Final Prospectuses there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act or qualified for distribution under applicable Canadian Securities Laws.

21.
The issuance of the Securities is not subject to pre-emptive or other similar rights of any securityholder of the Company, except as disclosed in the Preliminary Prospectuses and the Final Prospectuses in relation to KFOC and IP Synergy pursuant to the terms of a securities purchase agreement, and except for any such other rights as have been waived by the holders thereof.

22.
The provisions of the Québec Securities Act relating to the use of the French language and of the Charter of the French Language, R.S.Q., c. C-11 (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in respect of the Canadian Preliminary Prospectus and the Canadian Final Prospectus (subject to the qualifications contained in the translation opinion(s) delivered in connection with the Canadian Preliminary Base Prospectus) and forms of order and confirmation (the "Offering Documents") to be delivered to purchasers in the Province of Québec in connection with the sale of the Securities, when issued, to the extent such purchasers receive a copy of the Offering Documents in the French language (on the assumption that the Offering Documents constitute the entire contract for the Securities), provided that the Offering Documents in the English language may be delivered without delivery of the French language versions thereof to those physical persons in the Province of Québec who have expressly requested in writing to receive such Offering Documents in the English language only.

23.
In any proceeding in a court of competent jurisdiction in the province of Ontario (a "Court") for the enforcement of the Purchase Agreement or the Warrant Indenture, the Court would apply the law of the State of New York in accordance with the parties' choice of the law of New York in Section 16 of the Purchase Agreement and Section 1.8 of the Warrant Indenture, to all issues that under the laws of the province of Ontario are to be determined in accordance with the chosen law of the contract, provided that:

(a)
the parties' choice of the State of New York law is bona fide and legal and there is no reason for avoiding the choice of law on the grounds of public policy under laws of the province of Ontario; and

(b)
in any such proceeding, and notwithstanding the parties' choice of law, the Court:

(i)
will not take judicial notice of the provisions of the law of the State of New York, but will apply such provisions if they are pleaded and proven to its satisfaction by expert testimony;

(ii)
will apply the laws of the province of Ontario and the federal laws of Canada applicable therein (collectively, "Provincial law") that under Provincial law would be characterized as procedural and will not apply any State of New York law that under Provincial law would be characterized as procedural;

(iii)
will apply provisions of Provincial law that have overriding effect;

(iv)
will not apply any State of New York law if such application would be characterized under Provincial law as a direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to public policy under Provincial law ("public policy"); and

(v)
will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

24.
Assuming that the meaning that would be given to the terms used in the Purchase Agreement and the Warrant Indenture under the laws of the State of New York would be the same as the meaning given to such terms under Provincial law, none of the provisions of the Purchase Agreement or the Warrant Indenture would violate any Provincial laws of overriding effect or public policy.

25.
A Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Company with respect to a claim arising out of the Purchase Agreement or the Warrant Indenture (a "Foreign Judgment") without reconsideration of the merits:

(a)
provided that:

(i)
an action to enforce the Foreign Judgment must be commenced in the Court within any applicable limitation period;

(ii)
the Court has discretion to stay or decline to hear an action on the Foreign Judgment if the Foreign Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the Foreign Judgment;

(iii)
the Court will render judgment only in Canadian dollars; and

(iv)
an action in the Court on the Foreign Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally; and

(b)
subject to the following defences:

(i)
the Foreign Judgment was obtained by fraud or in a manner contrary to the principles of natural justice provided that the Foreign Judgment would not be contrary to natural justice by reason only that service of process was effected on the agent for service of process appointed by the Company pursuant to the terms of the Purchase Agreement;

(ii)
the Foreign Judgment is for a claim which under Provincial law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)
the Foreign Judgment is contrary to public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and

(iv)
the Foreign Judgment has been satisfied or is void or voidable under State of New York law.

26.
The submission by the Company to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States of America sitting in New York contained in Section 11 of the Purchase Agreement and Section 1.8 of the Warrant Indenture would be recognized and given effect by the courts of Ontario as a valid submission to the jurisdiction of such courts, provided that the provisions of the Purchase Agreement and the Warrant Indenture respecting service of process on the Company are complied with. A judgment of a court of the State of New York would not be contrary to natural justice by reason only that service of process in the proceedings before the court of the State of New York was effected on the agent for service of process appointed by the Company pursuant to the Purchase Agreement and the Warrant Indenture.

27.
No stamp or other issuance or transfer taxes or duties or sales taxes or withholding taxes (in the case of such withholding or sales tax, only to the extent that no services were rendered in Canada by or on behalf of any Underwriter which is not a resident of Canada in connection with the transactions contemplated by the Purchase Agreement) are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax solely by virtue of: (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or the Sub-underwriter or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in the Purchase Agreement.

28.
The Company is eligible to file a short form prospectus and a prospectus supplement with the Reviewing Authority.

29.
All necessary corporate action has been taken by the Company to authorize the filing of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and the Canadian Warrant Prospectus with the Reviewing Authority and the Qualifying Authorities.

30.
All necessary corporate action has been taken by the Company to authorize the filing of the Registration Statement with the Commission.

        In rendering such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the Provinces of Alberta, British Columbia, Ontario and Quebec or the Federal laws of Canada, upon the opinion of local Canadian counsel of good standing (which opinion shall be dated and furnished to the Underwriters and the Sub-underwriter at the Closing Time, shall be reasonably satisfactory in form and substance to counsel for the Underwriters and the Sub-underwriter and shall expressly state that the Underwriters and the Sub-underwriter may rely on such opinion as if it were addressed to them), provided that Stikeman Elliott LLP shall state in their opinion that they believe that they and the Underwriters and the Sub-underwriter are justified in relying upon such opinion, and (B), as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials, provided that such certificates shall have been delivered to the Underwriters and the Sub-underwriter.

        In addition to rendering the opinions set forth above, such counsel shall also include statements to the effect that:

  (c)
  we have not been retained as counsel to the Company in connection with any pending actions, suits or proceedings against or affecting the business of the Company or before or by any governmental entity or arbitrator to which the Company is subject. In making this statement, we have, for Stikeman Elliott LLP (Toronto), reviewed time dockets dating since July 11, 2007 to identify the lawyers who have performed services for the Company since July 11, 2007 and have inquired as to whether they are retained with respect to any such proceedings. We have not conducted any other investigation; and

  (d)
  the attributes of the Common Shares, Warrants and Warrant Shares conform in all material respects to the description thereof contained in the Preliminary Prospectuses and the Final Prospectuses.

Exhibit B1

FORM OF OPINION OF COMPANY'S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(d)

1.
The Registration Statement is effective under the 1933 Act and the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; the filing of each of the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus Supplement and the U.S. Warrant Prospectus pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L. Such counsel has been advised orally by the staff of the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued, and to their knowledge no proceedings for that purpose have been initiated or are pending or are threatened by the Commission.

2.
The Form F-X appears on its face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations.

3.
The Form 8-A is effective under the 1934 Act.

4.
Assuming the due authorization, execution and delivery of the Purchase Agreement under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Purchase Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

5.
Assuming the due authorization, execution and delivery of the Warrant Indenture under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Warrant Indenture (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company. The Warrant Indenture is a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability of the Warrant Indenture may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium, or similar laws affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

6.
The statements in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the captions "Income Tax Considerations for U.S. Holders—United States Federal Income Tax Considerations" have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects.

7.
No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority that has not been obtained, taken or made is required by the Company under any Applicable Law for the issuance or sale of the Securities or the performance by the Company of its obligations under the Purchase Agreement or the Warrant Indenture. For the purposes of this letter, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For the purposes of this letter, the term "Applicable Law" means those laws, rules and regulations of the State of New York and the United States of America, in each case which in such counsel's experience are normally applicable to the transactions of the type contemplated by the Purchase Agreement and Warrant Indenture, except that "Applicable Law" does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states.

8.
The issuance and sale of the Securities by the Company, the compliance by the Company with all of the provisions of the Purchase Agreement and Warrant Indenture and the performance by the Company of its obligations thereunder will not violate Applicable Law or any Applicable Order except where the violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

9.
The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the heading "Use of Proceeds," will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

10.
Under the laws of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 11 of the Purchase Agreement and Section 1.8 of the Warrant Indenture, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, the City of New York, New York in any action arising out of or relating to the Purchase Agreement or the Warrant Indenture or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any state court located in the State of New York and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purpose described in the Purchase Agreement and Warrant Indenture. This opinion is subject to the qualification that such counsel expresses no opinion as to the enforceability of forum selection clauses in the federal courts.

Exhibit B2

FORM OF U.S. OPINION OF STIKEMAN ELLIOTT TO
BE DELIVERED PURSUANT TO SECTION 5(d)

1.
We do not know of any contract or other document which is required to be filed as an exhibit to the Registration Statement by the 1993 Act or the 1933 Act Regulations which has not been filed or incorporated by reference as an exhibit to the Registration Statement as permitted by the 1933 Act Regulations.

2.
The issuance and sale of the Securities by the Company, the compliance by the Company with all of the provisions of the Purchase Agreement and Warrant Indenture and the performance by the Company of its obligations thereunder will not (i) result in a breach or result in a default under any agreement, indenture or instrument listed on Schedule I hereto or (ii) violate any judgment, order or decree or any court or arbitrator listed on Schedule II hereto except where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

        In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement, the General Disclosure Package (except that the reference to "U.S. Preliminary Prospectus" in the definition of "General Disclosure Package" herein shall be replaced with "Preliminary Prospectuses" for the purpose of such counsel's opinion) and the Final Prospectuses and in conferences with officers and other representatives of the Company, U.S. counsel for the Company, representatives of the independent accountants for the Company, counsel for the Underwriters and the Sub-underwriter and representatives of the Underwriters at which the contents of the Registration Statement, the General Disclosure Package and Canadian Final Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to investigate or independently verify, and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in either the Registration Statement, the General Disclosure Package or the Final Prospectuses, on the basis of the foregoing, no facts have come to such counsel's attention which have caused such counsel to believe that (i) the Registration Statement or any amendment thereto, at the time such Registration Statement or amendment became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) as of the Applicable Time, the General Disclosure Package contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) as of the date of the Final Prospectuses and as of the Closing Time, the Final Prospectuses contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (in each case, except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the information derived from the reports of or attributed to persons named in the Canadian Preliminary Prospectus and the Canadian Final Prospectus under the heading "Experts," included or incorporated by reference therein or omitted therefrom, as to which such counsel expresses no such belief).

Exhibit C

FORM OF LOCK-UP LETTER
December 10, 2007

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated
as Representative of the several Underwriters and the Sub-underwriter
4 World Financial Center
New York, New York 10080

        Re:    Proposed Public Offering by North American Palladium Ltd.

Ladies and Gentlemen:

        The undersigned, a shareholder [and an officer and/or director] of North American Palladium Ltd., a corporation existing under the laws of Canada (the "Company"), understands that Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") propose to enter into a Purchase Agreement (the "Purchase Agreement") with the Company providing for the public offering of units, each unit consisting of one common share, no par value, of the Company (a "Common Share") and one-half of one Common Share purchase warrant. In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder [and an officer and/or director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Purchase Agreement that, during a period of 90 days from the date of the Final Prospectuses (as defined in the Purchase Agreement), the undersigned will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, or prospectus under applicable Canadian Securities Laws (as defined in the Purchase Agreement) with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

        Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Merrill Lynch, provided that (1) Merrill Lynch receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the United States Securities and Exchange Commission, any Canadian securities regulator, or otherwise and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

  (i)
  as a bona fide gift or gifts; or

C-1

  (ii)
  to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

  (iii)
  as a distribution to limited partners or stockholders of the undersigned; or

  (iv)
  to the undersigned's affiliates or to any investment fund or other entity controlled or managed by the undersigned.

        Notwithstanding the foregoing, if:

        (1)    during the last 17 days of the 90-day lock-up period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

        (2)    prior to the expiration of the 90-day lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension.

        The undersigned hereby acknowledges and agrees that written notice of any extension of the 90-day lock-up period pursuant to the previous paragraph will be delivered by Merrill Lynch to the Company (in accordance with Section 13 of the Purchase Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 90-day lock-up period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the 90-day lock-up period (as may have been extended pursuant to the previous paragraph) has expired.

        The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,
Signature:
Print Name:

C-2

QuickLinks

  EXHIBIT 99.1
  EXECUTION COPY
PURCHASE AGREEMENT
  December 10, 2007
SCHEDULE A1
SCHEDULE A2
SCHEDULE B
SCHEDULE C
SCHEDULE D
SCHEDULE E
  Exhibit A
  Exhibit B1
  Exhibit B2
  Exhibit C